Abhi Dobhal · 3rd
Founder/COO/CFO @ Warehouse Republic
Austin, Texas, United States · Contact info
500+ connections

Warehouse Republic

Experience

Chief Operating Officer
Warehouse Republic · Full-time
May 2019 – Present · 2 yrs 6 mos
Austin, Texas Area

On-Demand Warehousing and Fulfillment for Amazon & E-Commerce Sellers

Managing Partner
Mantra Ventures
Jan 2020 – Present · 1 yr 10 mos
Austin, Texas, United States

Seed Investments and Venture Debt

VP Product, Business Development and Partnerships/ Co-founder
Factom · Full-time
Mar 2015 – May 2019 · 4 yrs 3 mos
Austin, Texas Area

Co-founded Factom to build a more honest and transparent world by storing the world's data on a decentralized system. Factom's software makes it impossible to change the past and solves valuable honesty, trust, and audit-related business problems. Raised $0.5M in Seed round at an $11M valuation, and $8M in Series A at a $35M valuation. Lead investo ...see more

VP Operations
CoinTerra, Inc.
Dec 2013 – Feb 2015 · 1 yr 3 mos
Austin, TX

Built and led a 12-person customer operations team for a start-up overwhelmed by $25M in pre-sale revenues. Responsible
for online stores, large customer accounts, digital marketing, customer service, technical support, and product shipments.   ...see more

Head of Platform
Acrylic Idea Factory
Jun 2011 – Dec 2013 · 2 yrs 7 mos
Phoenix, AZ

Responsible for product management, user experience, roadmap, prioritizing sprints, and strategic planning for a proprietary ERP system for 200+ employee organization serving 5000+ B2B customers. Revamped ERP using a micro-services architecture to enhance modularity and upgradability while lowering maintenance costs by 25%.   ...see more

Show 3 more experiences ∨

Education

Acton School of Business
MBA, Entrepreneurship, Summa Cum Laude
2010 – 2011

An MBA Designed For Entrepreneurs.–Intense one-year program, requiring over 100 hours per week of study analyzing over 300 business cases.

Media (1)

The Acton School of Business

University of Illinois at Urbana-Champaign
Masters, Finance, Magna Cum Laude
2008 – 2010

Specialization in Corporate Finance, Private Equity & Venture Capital
Runner up, James A. Gentry Business Case Competition

University of Arizona
B.Sc, Management in Information Systems, Magna Cum Laude
1999 – 2003
Activities and Societies: Team Lead, Students Consulting For Non-Profits, Phi Kappa Psi

Show 1 more education ∨

Licenses & certifications

Introduction to Programming Using Python
Coursera Course Certificates
See credential

Volunteer experience

Advisory Board
Code to Inspire · Educating and empowering Afghan female students
Apr 2016 – Oct 2016 · 7 mos
Economic Empowerment

Code To Inspire establishes local programming labs for girls in Afghanistan starting from (Herat, Kabul, Mazar-e Sharif). We provide a safe and secure place where the girls can learn, communicate and enjoy being in an educational environment. It is free of charge to the students to use our programming lab due to the family financial limitations in Afghanistan. Besides providing the educational, technical and social curriculum, we will teach them how to be a good leader and handle teamwork to increase their self-esteem and confidence.